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                SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

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                           SCHEDULE 13E-4/A
                    ISSUER TENDER OFFER STATEMENT
            (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES
                        EXCHANGE ACT OF 1934)
                          (AMENDMENT NO. 1)
                           ----------------

            CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.
            (NAME OF ISSUER AND PERSON FILING STATEMENT)

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             TITLE                                CUSIP

$5 Cumulative Preferred Stock (no par value)     209111 70 7

Cumulative Preferred Stock ($100 par value)
  -   5 3/4%  Series A                           209111 2* 3
  -   5 1/4%  Series B                           209111 88 9
  -   4.65 %  Series C                           209111 30 1
  -   4.65 %  Series D                           209111 40 0
  -   7.20 %  Series I                           209111 87 1
  -   6 1/8%  Series J                           209111 86 3
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              (TITLE OF EACH CLASS OF SECURITIES)
            (CUSIP NUMBER OF EACH CLASS OF SECURITIES)


                         RAYMOND J. MCCANN
                     EXECUTIVE VICE PRESIDENT AND
                     CHIEF FINANCIAL OFFICER
            CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.
                          4 IRVING PLACE
                       NEW YORK, NEW YORK 10003
                           (212) 460-4407
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING
STATEMENT)

                         JANUARY 29, 1996
(DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY
HOLDERS)


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                        CALCULATION OF FILING FEE

Transaction Valuation                    Amount of Filing Fee
$478,285,488                               $95,657.10

* Solely for purposes of calculating the filing fee and computed pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value equals the total amount of funds, excluding fees and other expenses, required to purchase all outstanding shares of each class of securities listed above pursuant to the Offer described in the Offer to Purchase filed as an Exhibit hereto.


/_X_/ CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY
RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING
FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY
REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE
DATE OF ITS FILING.

Amount Previously Paid:   $95,657.10
Form or Registration No.: Schedule 13E-4
Filing Party: Consolidated Edison Company of New York, Inc.
Date Filed: January 29, 1996



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ITEM 1. SECURITY AND ISSUER.

Item 1 is hereby amended and supplemented by adding thereto the following:

The Offer (as defined in the Offer to Purchase) expired at 5:00 p.m., New York City time, on February 27, 1996 in accordance with its terms. Prior thereto, at 3:00 p.m., New York City time, on February 27, 1996, Consolidated Edison Company of New York, Inc. ("Con Edison") terminated the Offer with respect to Con Edison's $5 Cumulative Preferred Stock (no par value). On March 6, 1996, Con Edison purchased the shares of Con Edison's Cumulative Preferred Stock ($100 par value) validly tendered pursuant to the Offer by depositing the aggregate purchase price therefor with the Depository. The shares so purchased, and purchase price therefor, for each series of preferred are as follows:

Series of Preferred            Shares          Purchase Price
 5 3/4%  Series A              529,388        $ 48,333,124.40
 5 1/4%  Series B              611,562          51,126,583.20
 4.65 %  Series C              446,704          36,026,677.60
 4.65 %  Series D              527,670          42,556,585.50
 7.20 %  Series I               25,000           2,626,000.00
 6 1/8%  Series J              129,500          13,176,625.00
          Total              2,269,824        $193,845,595.70

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 2 is hereby amended and supplemented by adding thereto the following:

     The total funds required by Con Edison to purchase shares pursuant to the Offer was $193,845,595.70, excluding fees and other expenses. On March 6, 1996, Con Edison applied $193,845,595.70 of the net proceeds from the sale of its $275 million aggregate principal amount of its 7 3/4% Quarterly Income Capital Securities (Series A Subordinated Deferrable Interest Debentures) to pay for the purchase of shares pursuant to the Offer.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Item 9 is hereby amended and supplemented by adding the following

EXHIBIT NO.      DESCRIPTION
99.(a)(9)(i)     Press Release, dated February 27, 1996.

99.(a)(9)(ii)    Press Release, dated February 29, 1996.

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                             SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 1996         Consolidated Edison Company of
                                   New York, Inc.


                                By:  RAYMOND J. MCCANN
                                     Raymond J. McCann
                                     Executive Vice President and
                                       Chief Financial Officer

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